

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Via Email
Mr. Gregory Swalwell
Chief Financial Officer
Kronos Worldwide Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240

      Re: Kronos Worldwide Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 12, 2015
             File No. 1-31763

Dear Mr. Swalwell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Terence O'Brien

                  Terence O'Brien
                  Accounting Branch Chief